Filed By Merix Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Merix Corporation
Commission File No. 000-23818

[Merix Corporation Employee Letter - VIA EMAIL - October 6, 2009]

We have some exciting news to share and wanted you to be among the first to know – moments ago, we announced a definitive agreement to merge with Viasystems Group, a leading worldwide provider of complex multi-layer printed circuit boards and electro-mechanical solutions to original equipment manufacturers.

Big news always creates a little apprehension – and I want to ease some of those feelings by sharing some initial information with you.

We are entering into this merger because we believe that Viasystems and Merix are complementary companies – and together we will create a world-class company.

Merix drove a process over the last several quarters that lead us to this announcement today. We looked at a number of options that would dramatically move our company forward. We believe the combination of Merix with Viasystems is the best possible option.

This merger validates our value proposition, which is embraced by our growing customer base globally, while accelerating our vision by at least three years.

Based on the results for the twelve months ended June 30, 2009 for Viasystems and August 29, 2009 for Merix, on a pro forma basis, the combined operation will have approximately $840 million of revenue and result in the largest publicly traded PCB manufacturer in the United States by revenue -- with 13,000 employees primarily in North America and Asia at the end of calendar year 2009.

Both Viasystems and Merix have well defined, yet complementary, core competencies that will enable the combined organization to provide customers with a unique and complete spectrum of services and technology for both quick turn and volume PCB manufacturing in Asia and North.

There are a number of reasons why we are confident this move will be good for our business. For example:

• Merix’ facilities will offer Viasystems’ 125 customers complex PCB production in the U.S., including quick-turn and prototyping capabilities that they do not have today.

• Merix’ facilities and capabilities in the U.S. will offer Viasystems the opportunity to access the growing Aerospace and Defense industry.

• Viasystems provides Merix’ 800 customers with expanded scale of Asian-based high-volume, quick-turn and HDI printed circuit board manufacturing capabilities, as well as new electro-mechanical solutions.

• The merger creates a large and diversified customer base – among the top 10 customers of both companies, only three overlap.

• The combination will benefit from complementary technologies, a strong combined management team and a shared focus on reliability and quality, resulting in a stronger company that is more competitive in the marketplace.

In short -- this deal creates a more complete offering for our customers that will grow our business.

This is an exciting time and I know many of you are wondering what is next. From a merger process standpoint, the transaction needs to be approved by our shareholders. We anticipate it will be completed by the end of this calendar year 2009.

Right now, I can’t stress enough how important is to maintain our focus and keep our customers as our top priority. Keep serving them in the exceptional way you always have. Please don’t find yourself distracted by this move – and if you have questions or concerns, voice them instead of stewing over it or making assumptions. Please talk to your supervisor if you have any questions or concerns. And, our intranet will be a great resource for you throughout the merger and we will be posting information there regularly.

On behalf of the entire Merix management team, thank you for all that you do for Merix.

Michael Burger
Chief Executive Officer
Merix Corporation

Forward-Looking Statements:
Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of Viasystems and Merix separately and as a combined entity; the timing and consummation of the proposed merger transaction; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Viasystems and Merix regarding future events and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Viasystems nor Merix undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Actual results may differ materially from those expressed or implied. Such differences may result from a variety of factors, including but not limited to:  legal or regulatory proceedings or other matters that affect the timing or ability to complete the transactions as contemplated; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; the possibility that the merger does not close, including but not limited to, due to the failure to satisfy the closing conditions; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions), developments beyond the companies’ control, including but not limited to, changes in domestic or global economic conditions, competitive conditions and consumer preferences, adverse weather conditions or natural disasters, health concerns, international, political or military developments, and technological developments. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Viasystems, Inc. for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission (“SEC”) on March 30, 2009, under the heading “Item 1A. Risk Factors” and in the Annual Report on Form 10-K of Merix for the year ended May 30, 2009, which was filed with the SEC on July 30, 2009, under the heading “Item 1A. Risk Factors,” and in each company’s other filings made with the SEC available at the SEC’s website, www.sec.gov.

Important Merger Information and Additional Information
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Viasystems and Merix will file relevant materials with the SEC.  Viasystems will file a Registration Statement on Form S-4 that includes a proxy statement of Merix and which also constitutes a prospectus of Viasystems.  Merix will mail the proxy statement/prospectus to its shareholders.  Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information.  The proxy statement/prospectus and other documents that will be filed by Viasystems and Merix with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Merix Corporation, 15725 SW Greystone Court, Suite 200, Beaverton Oregon 97006, Attention: Investor Relations or by directing a request when such a filing is made to Viasystems Group, Inc., 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, Attention: Investor Relations.

Participants in Solicitation

Viasystems, Merix, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Merix is set forth in Merix’s definitive proxy statement, which was filed with the SEC on August 26, 2009.  Information about the directors and executive officers of Viasystems is set forth in the Form 10-K of Viasystems, Inc., which was filed with the SEC on March 30, 2009.  Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus Viaystems and Merix will file with the SEC when it becomes available.